Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

Luxottica Group announces intention to voluntarily delist
from New York Stock Exchange

Milan (Italy), May 16, 2017 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX) decided today to start the procedure to voluntarily delist its American Depositary Shares (ADSs), which are evidenced by American Depositary Receipts (ADRs), from the New York Stock Exchange. Luxottica intends to convert its current Level III ADR program into a Level I ADR program, which would give existing ADR holders the option to continue to hold ADRs. Level I ADRs are traded in the U.S. over-the-counter market.

In connection with the delisting, Luxottica intends to apply to the U.S. Securities and Exchange Commission for the deregistration of its shares registered with the SEC and the termination of all its reporting obligations under the U.S. Securities Exchange Act of 1934.

The Group’s decision to delist from the NYSE is based on the following factors: (i) the trading of the Group’s shares has shifted significantly to the Italian market. For the twelve months ended May 1, 2017, trading in the United States represented only 3.7% of Luxottica’s worldwide average daily trading volume; (ii) maintaining a listing and registration in the United States entails significant administrative costs; and (iii) the delisting will also be efficient in light of the combination with Essilor.

“Delisting from the NYSE is part of our efforts to simplify the organization in the Group over the past two years, particularly given the comparatively low level of trading activity that has developed in the United States. It will assure savings in costs that will benefit all shareholders and it will also be efficient in light of the combination with Essilor,” commented Leonardo Del Vecchio, Executive Chairman of Luxottica. “Luxottica was the first Italian company to be listed on the NYSE in 1990 before being listed in Italy. We will always be proud of a courageous choice that has brought to our Group great visibility and prestige at an international level.”

“The decision does not affect in any way our strategic vision for the United States, which represents our core market. We also remain fully committed to our U.S. shareholders, as the Company’s ordinary shares will continue to be traded on the Borsa Italiana, providing liquidity for all our investors, without affecting the Group’s access to capital.”

Luxottica reiterates its commitment to maintaining its high standards of corporate governance and transparency with respect to financial reporting, as well as its internal control system. Luxottica will remain subject to the market rules of the Borsa Italiana and all laws and regulations applicable to listed companies in Italy.

Information on the delisting procedure

Luxottica expects to file a Form 25 with the SEC on or about June 6, 2017 to initiate the delisting. The delisting of the ADSs should become effective 10 days after such filing. However, the anticipated effective date of the delisting may be delayed if the SEC postpones the effectiveness of the application to delist or for other reasons.

Following the effectiveness of the delisting from the NYSE, Luxottica intends to file with the SEC a Form 15F to deregister its shares with the SEC and terminate all its reporting obligations under the Exchange Act. Luxottica expects that its obligation to file reports with the SEC will be suspended immediately upon the filing of the Form 15F. Luxottica reserves the right to delay the filing of the Form 25 or Form 15F or withdraw either Form for any reason prior to its effectiveness.

Following the deregistration, Luxottica understands that Essilor does not intend to file a registration statement on Form F-4 with the SEC in connection with the exchange offer that Essilor expects to conduct for Luxottica’s remaining outstanding shares as part of the pending combination. Accordingly, the exchange offer will only be conducted in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933. As part of any “squeeze-out” or “sell-out” which may be conducted by Essilor under Italian law following the exchange offer, it is expected that those U.S. shareholders who were not eligible to participate in the exchange offer under the applicable exemption would be eligible to receive cash in an amount calculated in accordance with Italian law.

In connection with the transition to a Level I ADR program, Luxottica expects to amend the deposit agreement with Deutsche Bank Trust Company Americas pursuant to which the ADRs were issued. The amendment is expected to become effective on or about the date on which the Form 15F is filed.

Luxottica has not arranged for the listing or registration of its ADSs or ordinary shares on another U.S. national securities exchange or for the quotation of its ADSs or ordinary shares in a quotation medium in the United States.

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In connection with the pending combination with Essilor and as a consequence of the modified substantive and economic framework, the Board of Directors of Luxottica also approved today certain amendments to the Group’s Stock Option Plan and Performance Share Plan. With respect to the Stock Option Plan, the term during which stock options may be exercised has been accelerated taking into account the exchange offer. With respect to the Performance Share Plan, in accordance with the regulations approved by the Group’s shareholders meeting, the amendments include changes to the performance condition and an acceleration in the granting of awards prior to the end of the reference period 2015 – 2017. Certain amendments to the Plans are conditional on the launch by Essilor of the exchange offer.

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Contacts

Alessandra Senici

Group Investor Relations and Corporate Communication Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: marco.catalani@luxottica.com

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Ferrari, Michael Kors, Prada, Ralph Lauren, Tiffany & Co., Valentino and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of approximately 8,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America, Salmoiraghi & Viganò in Italy and Sunglass Hut worldwide. In 2016, with more than 80,000 employees, Luxottica posted net sales of over Euro 9 billion. Additional information on the Group is available at www.luxottica.com.

Forward-looking statements

This press release includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Luxottica’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Luxottica based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Luxottica’s and Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Luxottica and Essilor are unable to predict or control. Such factors may cause Luxottica’s actual results, performance or plans, or results, performance or plans with respect to the combined Essilor and Luxottica group, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor or Luxottica from time to time. Luxottica and Essilor caution investors that any forward-looking statements made by Luxottica and Essilor are not guarantees of future performance. Luxottica and Essilor disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important information

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States unless they have been

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registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or are exempt from registration. The securities that may be offered in any transaction have not been and will not be registered under the Securities Act and it is not intended that any public offering of any such securities will be made in the United States.

This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities which are referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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